Filed Pursuant to Rule 424(b)(3)

Registration No. 333-290471

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED May 29, 2026)

YD BIO LIMITED

Prospectus for

11,436,270 Ordinary Shares Issuable Upon Exercise of Public Warrants

58,571,199 Ordinary Shares by the Selling Shareholders

3,136,056 Ordinary Shares Issuable upon Exercise of Warrants

This is a supplement (the “Prospectus Supplement”) to the prospectus, dated May 29, 2026 (as supplemented or amended from time to time, the “Prospectus”) of YD Bio Limited (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-290471), as amended from time to time.

This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in the Company’s Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2026 (the “Form 6-K”). Accordingly, the Form 6-K is attached to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

We may further amend or supplement the Prospectus and this Prospectus Supplement from time to time. You should read the entire Prospectus, this Prospectus Supplement and any amendments or other supplements carefully before making an investment decision.

Our Ordinary Shares are listed on the Global Market tier of The Nasdaq Stock Market LLC under the symbol “YDES.” On August 28, 2026, the last sale price for our Ordinary Shares as reported on the Global Market tier of The Nasdaq Stock Market LLC was $4.80 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 31, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-42810

YD Bio Limited

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANANTORY NOTE

YD Bio Limited (the “Company”) is furnishing on this Report of Foreign Private Issuer on Form 6-K (this “Report”) its unaudited interim consolidated financial statements for the six months ended June 30, 2026, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period.

Issuance of Press Release

On August 31, 2026, the Company issued a press release announcing the Company's unaudited financial results for the six months ended June 30, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report.

The information contained in this Report, except for Exhibit No. 99.3, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-292554) to be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished. This Report, including the exhibits thereto, shall not otherwise be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

1

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Unaudited Interim Financial Statements
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated August 31, 2026
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 31, 2026

YD BIO LIMITED

By:	/s/ Edmund Hen
Name:	Edmund Hen
Title:	Chief Financial Officer

3

Exhibit 99.1

YD BIO LIMITED

iv

YD BIO LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	Notes	As of June 30, 2026	As of December 31, 2025
		US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		2,662,004	6,007,615
Accounts receivable, net	4	223,067	167,477
Due from affiliates	20	33,636	291,540
Inventories	5	1,892,355	1,879,542
Prepaid expenses and other current assets	6	780,309	1,324,016
TOTAL CURRENT ASSETS		5,591,371	9,670,190

Operating lease right-of-use assets, net	10	6,681	8,470
Property, plant and equipment, net	7	50,648	59,340
Intangible assets	8	2,473,692	2,609,739
Prepaid expenses, non-current	9	1,937,869	1,431,658
TOTAL ASSETS		10,060,261	13,779,397

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	20	358,864	785,665
Operating lease liabilities, current	10	5,002	6,764
Accounts payable	11	371,594	413,290
Accrued expenses and other liabilities	12	333,411	437,859
TOTAL CURRENT LIABILITIES		1,068,871	1,643,578

Warrant Liabilities	13,15	4,517,421	14,991,482
TOTAL LIABILITIES		5,586,292	16,635,060

Commitments and contingencies	19

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares ($0.0001 par value, 500,000,000 shares authorized; 70,842,844 and 70,789,261 issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	14	7,084	7,079
Additional paid-in capital	14	7,862,430	7,161,681
Accumulated deficits		(3,537,862)	(10,238,359)
Accumulated other comprehensive income		142,317	213,936
Total shareholders’ equity (deficit)		4,473,969	(2,855,663)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		10,060,261	13,779,397

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YD BIO LIMITED

 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

 AND COMPREHENSIVE INCOME/(LOSS)

		For the Six Months Ended June 30,
	Notes	2026	2025
		US$	US$
Revenue	16	846,501	204,007
Cost of revenue		(578,271)	(135,212)
Gross profit		268,230	68,795

Operating expenses
General and administrative expenses		1,866,420	1,170,489
Selling and marketing expenses		518,147	56,574
Research and development expenses	8,17	1,113,766	791,456
Impairment of expected credit loss	4	4,553	4,108
Total operating expenses		3,502,886	2,022,627

Loss from operations		(3,234,656)	(1,953,832)

Other income
Other income, net		35,916	17,305
Interest income		52,705	18,439
Change in fair value of warrant liabilities	15	9,846,532	-
Total other income, net		9,935,153	35,744

Income (Loss) before income tax		6,700,497	(1,918,088)
Income tax benefit	18	-	1,507
Net income(loss)		6,700,497	(1,916,581)

Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments		(71,619)	414,486
Other Comprehensive income (loss)		6,628,878	(1,502,095)

Basic and diluted net income (loss) per share		0.09	(0.03)
Basic and diluted weighted average number of shares outstanding		70,827,822	64,730,411

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICITS)

For the six months ended June 30, 2026 and 2025

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity (deficit)
		US$	US$	US$	US$	US$
Balance at December 31, 2025	70,789,261	7,079	7,161,681	(10,238,359)	213,936	(2,855,663)
Issuance of Common Shares per Warrants exercise	37,923	3	640,751	—	—	640,754
Issuance of Ordinary shares upon RSU settlement *	15,660	2	59,998	—	—	60,000
Net income	—	—	—	6,700,497	—	6,700,497
Foreign currency translation adjustment	—	—	—	—	(71,619)	(71,619)
Balance at June 30, 2026	70,842,844	7,084	7,862,430	(3,537,862)	142,317	4,473,969

*	Includes 11,498 shares vested on June 30, 2026 administratively issued on July 1, 2026.

	Shares	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity
		US$	US$	US$	US$	US$
Balance at December 31, 2024	1,441,766	144,177	8,328,040	(1,927,043)	45,072	6,590,246
Recapitalization	63,288,645	(137,704)	137,704	—	—	—
Balance at December 31, 2024	64,730,411	6,473	8,465,744	(1,927,043)	45,072	6,590,246
Net loss	—	—	—	(1,916,581)	—	(1,916,581)
Foreign currency translation adjustment	—	—	—	—	414,486	414,486
Balance at June 30, 2025	64,730,411	6,473	8,465,744	(3,843,624)	459,558	5,088,151

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Six Months Ended June 30,
	Notes	2026	2025
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)		6,700,497	(1,916,581)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Deferred tax liability		—	(1,510)
Depreciation expenses	7	8,477	8,043
Amortization	8	95,748	95,142
Impairment of expected credit loss	4	4,553	4,108
Loss on disposal of property and equipment		3,927	—
Lease expenses	10	10,139	19,187
Stock based compensation		60,000	—
Change in fair value of warrant liabilities	15	(9,846,532)	—
Changes in operating assets and liabilities
Accounts receivable		(60,143)	(9,928)
Inventories		(12,813)	(332,878)
Prepaid expense and other current assets		539,682	(157,138)
Due from affiliates		257,904	(45,316)
Accounts payable		(41,696)	9,308
Accrued expense and other liabilities		(104,448)	150,684
Amounts due to affiliates		(426,801)	23,621
Operating lease liabilities		(10,112)	(8,620)
Net cash used in operating activities		(2,821,618)	(2,161,878)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepayments for real estate	9	(506,211)	—
Acquisition of property, plant and equipment	7	(8,069)	(2,659)
Net cash used in investing activities		(514,280)	(2,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants		17,250	—
Payment of offering cost related to business combination		—	(561,207)
Net cash provided by (used in) financing activities		17,250	(561,207)

Effect of change in exchange rate		(26,963)	62,966

NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,345,611)	(2,662,778)
Cash and cash equivalents, beginning of period		6,007,615	3,132,298
Cash and cash equivalents, end of period		2,662,004	469,520

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid		—	—
Interest paid		—	—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

YD BIO LIMITED

NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. ORGANIZATION

YD Bio Limited ("YD Bio" or the "Company") is as a Cayman Islands company operating under the Cayman Islands Companies Act (Revised) with its shares listed on NASDAQ ("symbol": YDES). YD Bio Limited is a publicly listed biotechnology company focused on regulated diagnostics, life science clinical services, and healthcare product commercialization. Its operations include oncology testing programs conducted through an affiliate laboratory and a telehealth platform, as well as distribution and regulatory liaison services for pharmaceutical clients. The Company also holds licensed limbal stem cell technologies and maintains healthcare commercialization operations in the U.S. and Asia.

Business Combination

On September 24, 2024, the Merger Agreement was signed among (i) the Company, (ii) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly owned subsidiary of the Company (“Breeze Merger Sub”), (iv) BH Biopharma Merger Sub Limited, a Cayman Islands exempted company (“Company Merger Sub,” with Company Merger Sub and Breeze Merger Sub together referred to herein as the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”). In connection with and upon the consummation of the merger contemplated by the Merger Agreement, Breeze Merger Sub will merge with and into Breeze with Breeze surviving the merger as a wholly-owned subsidiary of the Company, and Company Merger Sub will merge with and into YD Biopharma, with YD Biopharma surviving such merger as a wholly-owned subsidiary of the Company. The Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Business Combination”.

On August 28, 2025 (the “Closing Date”), the Company consummated the closing of the Business Combination.

As a result of the Business Combination, the Company is the surviving publicly traded entity and owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze. Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company, as stipulated in the Merger Agreement. This exchange reflects the conversion of Breeze’s public shares, sponsor shares, rights and other outstanding equity interests (net of any redemptions) into ordinary shares of the Company, contributing to the post-closing equity structure of the Company.

At the same time, pursuant to the Merger Agreement, the issued and outstanding shares of YD Biopharma were exchanged for ordinary shares of the Company with each YD Biopharma shareholder receiving its pro rata share of the Exchange Consideration. The “Exchange Consideration” was the number of newly issued YD Bio ordinary shares equal to (a) a transaction value of $647,304,110 divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the closing. As a result, 64,730,411 ordinary shares of the Company were issued to the former shareholders of YD Biopharma at closing.

In addition, on August 28, 2025, the Company issued 1,650,000 ordinary shares to certain investors in connection with a private investment in public equity (“PIPE”) Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

On August 28, 2025, Breeze’s outstanding warrants were exchanged for 16,925,000 YD Bio warrants on a one-for-one basis, with the same exercise price and terms.

As of August 28, 2025, immediately following the completion of the Business Combination closing, there were 70,521,359 ordinary shares outstanding and 16,925,000 warrants outstanding.

The transaction was accounted for as a reverse recapitalization with YD Biopharma being the accounting acquirer and Breeze as the acquired company for accounting purposes. YD Biopharma was determined to be the accounting acquirer since YD Biopharma’s shareholders prior to the Business Combination had the greatest voting interest in the combined entity, YD Biopharma comprised the ongoing operations, had the go-forward senior management, and the YD Biopharma shareholders were to control the board of directors and have a majority of the voting power of YD Bio. Accordingly, for accounting purposes, the financial statements after the closing of the Business Combination represent a continuation of the financial statements of YD Biopharma, with the Business Combination treated as the equivalent of issuing shares for the net assets of Breeze, accompanied by a recapitalization. The net assets of Breeze are stated at historical cost, with no goodwill or other intangible assets recorded. Additionally, the shares and corresponding capital amounts and losses per share, prior to the Business Combination have been retrospectively restated base on shares reflecting the exchange ratio established in Merger Agreement.

On August 29, 2025, the Ordinary Shares and Public Warrants began trading on the NASDAQ under the proposed symbols “YDES” and “YDESW,” respectively.

Breeze was liquidated in December 2025. As at the date of this report, the Company has direct and indirect interests in the following subsidiaries:

Name of Entity	Date of Incorporation	Place of Incorporation	Shareholders	% of Equity Ownership	Principal Activities
YD Biopharma Limited (“YD Biopharma”)	March 14, 2024	Cayman	YD Bio	100%	Holding
Yong Ding Biopharm Co., Ltd (“Yong Ding”)	April 23, 2013	the Republic of China (“ROC” or “Taiwan”)	YD Biopharma	100%	Sales of drugs, medical and related products in Taiwan
YD BIO USA, INC. (“YD BIO USA”)	February 4, 2025	Delaware (US)	YD Biopharma	100%	Sales of drugs, medical and related products in US
YD PharmaWings Limited (“YD PharmaWings”)	October 23, 2025	BVI	YD Biopharma	100%	Investment holding

2. GOING CONCERN

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to generate net income for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of the interim financial statements were issued.

The Company has incurred recurring losses (excluding the fair value changes of warrant liabilities) and negative cash flows from operations for the six months ended June 30, 2026 and 2025. The Company will need additional funds to satisfy its outstanding payables, fund its working capital, and fully implement its business plan.

The Company plans to continue developing strategies on similar or expanded operations of business to help our ability to determine where business will be viable going forward. Until such time, if ever, the Company can generate substantial product revenues. The Company plans to finance cash needs through public or private equity offerings or debt financing.

However, there is no assurance that the Company will be able to raise additional capital, generate revenues or achieve profitability due to the factors listed above.

The accompanying unaudited consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these or other risks or uncertainties.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for the annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements of 20-F filed with SEC on April 30, 2026.

Preparation of these financial statements requires Management to make judgments, estimates and assumptions based on existing knowledge that affects the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption and, therefore, for new or revised accounting standards applicable to public companies, the Company will be subject to an extended transition period until those standards would otherwise apply to private companies.

Business combination

The Company applies the provisions of ASC 805, Business Combinations, in accounting for its acquisitions. To determine whether transactions should be accounted for as asset acquisition or business combination, the Company evaluates whether substantially all of the fair value of gross assets included in a transaction is concentrated in a single asset (or a group of similar assets), resulting in an asset acquisition; if that is not the case, the resulting accounting is as a business combination. In an asset acquisition, the cost of acquiring the asset group, including transaction costs, is allocated to the acquired assets or assumed liabilities based on their relative fair values without giving rise to goodwill. In a business combination, the Company recognizes separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as any contingent consideration, where applicable, its estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to its consolidated statements of operations.

The Business Combination was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in GAAP. Under this method of accounting, Breeze was treated as the “acquired” company for financial reporting purposes. YD Biopharma was determined to be the accounting acquirer since YD Biopharma’s shareholders prior to the Business Combination had the greatest voting interest in the combined entity, YD Biopharma comprised the ongoing operations, had the go-forward senior management, and the YD Biopharma shareholders were to control the board of directors and have a majority of the voting power of YD Bio. Accordingly, for accounting purposes, the financial statements after the closing of the Business Combination represent a continuation of the financial statements of YD Biopharma, with the Business Combination treated as the equivalent of issuing shares for the net assets of Breeze, accompanied by a recapitalization. The net assets of Breeze are stated at historical cost, with no goodwill or other intangible assets recorded.

Principles of consolidation

The financial statements include the financial statements of the Company and its subsidiaries, see Note 1.

Use of estimates

The preparation of the unaudited consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Significant accounting estimates reflected in the unaudited consolidated financial statements included revenue recognition, provision for expected credit losses of accounts receivable, prepayment and other receivables, inventories impairment assessment, property, plant and equipment impairment assessment, intangible assets impairment assessment, the valuation allowance for deferred tax assets, right-of-use (“ROU”) assets and operating lease liabilities. Accordingly, the actual results could differ significantly from those estimates.

Risk and uncertainties

Generally, the industry in which the Company operates subjects the Company to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

Fair Value of Financial Instruments

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

The measurement of Warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker YDESW.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, other current assets, accounts payable and other liabilities, amount due to a shareholder and amount due to an affiliate, approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with an original maturity of three months or less, at the date acquired.

Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million (US$94,000); Deposit in banks in the USA are only insured by Federal Deposit Insurance Corporation up to $250,000 and are consequently exposed to risk of loss. As of June 30, 2026 and December 31, 2025, the Company’s balance of cash and cash equivalents was comprised solely of cash in the amount of $2.6 million and $6.0 million, respectively, with no cash equivalents included.

Receivable and Allowance

The Company has adopted ASC 326, Financial Instruments — Credit Losses, which requires an impairment model that is based on current expected loss.

The Company’s accounts receivable and other current assets are within the scope of ASC 326. Accounts receivable and amount due from an affiliate are recognized and carried at the original invoice amounts less the expected credit loss. The Company has a policy of reserving for uncollectible accounts based on best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount. To estimate expected credit losses, the Company has identified the relevant risk characteristics of its counterparty and the related receivables, amount due from an affiliate and other current assets which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Company’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Company’s specific facts and circumstances. There has been no significant impact of changes in the assumptions since adoption. The Company has assessed its receivable and amount due from an affiliate including credit term and corresponding receivables as of June 30, 2026. Based upon such credit terms, the Company recorded bad debt expenses of $4,553 and $4,108 for the six months ended June 30, 2026 and 2025, respectively. The Company recognized $11,019 and $6,598 expected credit loss provision for account receivables and other current assets as of June 30, 2026 and December 31, 2025, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demands and market conditions. No write-down is recorded for inventories for the six months ended June 30, 2026 and 2025.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 3 to 5 years for equipment, fixtures and furniture.

The cost and accumulated depreciation of property, plant and equipment disposed of or sold are removed from the balance sheets and the resulting gains and losses are recognized in the statements of operations.

Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization and impairment, if any. The costs of the intangible assets are amortized on straight-line basis over their estimated useful lives. The Company had two licensed patents as of June 30, 2026, (i) one licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”) and (ii) the other licensed patent involves Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”).

The respective amortization periods for the intangible assets are as follows:

3D Global Patent (note 8)	15 years
EG BioMed Patent (note 8)	15 years

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, leased assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets uposed of are reported at the lower of the carrying amount or fair value less cost to sell. There was no impairment of long-lived assets recorded for the six months ended June 30, 2026 and 2025.

Lease

The Company accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with a term within 12 months, the Company has elected the short-term lease recognition exemption and therefore does not recognize right-of-use (ROU) assets or lease liabilities for these leases.

The Company determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Company does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Leased assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The right-of-use asset is initially measured as the amount of the lease liability, plus any lease payments made at or before the commencement date, plus any initial direct costs incurred by the lessee, minus any lease incentives received.

Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Company’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Company’s understanding of what its credit rating would be to borrow and the resulting interest the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. The Company recognized no impairment of leased assets for the six months ended June 30, 2026 and 2025.

Warrant Liabilities

The Company accounts for the Public Warrants and Private Placement Warrants (collectively, “Warrants”), issued in connection with the merger transaction in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be classified as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability is adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year end). Since the YD Bio’s subsidiary in Taiwan has accumulated deficit under Taiwan GAAP during the reporting period, it is not required to make appropriations to the statutory reserve.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Company expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Company determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Company performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Product revenue recognition — point of time

The performance obligations are considered to be met, and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point in time. The customers pick up the goods directly from the Company’s premises, and the Company has satisfied the contracts’ performance obligations when the goods have been picked up, and the acceptance document has been signed by the customers. The Company does not offer sales rebates to its customers. Any discount will be net of the revenue at that point in time. The Company does not provide its customers with the right of return (except for product quality issues). The customer is required to perform a product quality check immediately upon delivery of the products and report to the Company within a few days if there is a quality issue.

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for resales, the material costs and subcontracting costs of manufactured products which are directly attributable to the manufacturing of products and other costs directly related to the rendering of services performed.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Company incurs research and development costs in the pursuit of new products and improving the formulation of existing products.

Shipping and handling expenses

The Company expenses shipping and handling expenses as incurred. The Company recorded $6,884 and $8,440 of shipping and handling expenses for the six months ended June 30, 2026 and 2025, respectively.

Other income, net

The Company has entered into leasing arrangements with corporate customers to lease equipment for the six months ended June 30, 2026 and 2025. The Company receives income from operating leases based on the fixed required rents (base rent) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements. Operating lease revenue, as recorded on the straight-line method, in the consolidated statements of operation is recorded as other revenue. The Company recognized income from the leasing of equipment to other corporate customers of $31,318 and $31,398 for the six months ended June 30,2026 and 2025, respectively.

Contract liabilities

The Company’s contract liabilities consist of deferred revenue associated with the lease arrangements for leasing certain equipment to its customers over time and sales of goods. Deferred revenue represents amounts received or invoiced in advance of delivering goods or rendering services. These amounts are recognized as revenue when the performance obligations under the contracts are fulfilled. The table below presents the activity of the deferred revenue from the lease and sales of medical products for the six months ended June 30, 2026 and 2025, respectively:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Balance at beginning of period	$30,153	$27,568
Advances received from customers	201,306	39,206
Revenue recognized	(31,318)	(31,398)
Exchange realignment	(1,548)	4,040
Balance at end of period	$198,593	$39,416

Stock Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). ASC 718 requires all stock-based payments, including grants of employee stock options, to be recognized in the statement of operations by measuring the fair value of the award on the date of grant and recognizing this fair value as stock-based compensation over the requisite service period, generally the vesting period. On July 7, 2025 the Board adopted, and the then sole shareholder of the Company approved the YD Bio Limited Equity Incentive Plan (the “Equity Incentive Plan”) to grant new awards to eligible participants from time to time, subject to and in accordance with the terms and conditions described therein. Detail awards granted and vested during six months ended June 30, 2026 see Note 14.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Company records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement accounts which are defined contribution plans are expensed in the statement of operations as and when the related employee service is provided.

Full time employees of the Company in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits and medical care benefits are provided to employees. Taiwanese labor regulations require that the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Company has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $6,679, and $3,250 for the six months ended June 30, 2026 and 2025, respectively.

Translation of foreign currency financial statements

The functional currency of YD Bio, YD Biopharma and YD USA is USD. The functional currency of Yong Ding is NTD, the local currency where it operates. The reporting currency of the Company is USD. Accordingly, the financial statements of Yong Ding are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the period. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in currencies other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in the foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At period-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the consolidated statements of comprehensive income (loss).

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Company initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective years:

	Six months ended June 30	Year ended December 31
	2026	2025
Period-end NTD: US$1 exchange rate	31.85	31.34

	Six months ended June 30
	2026	2025
Period average NTD: US$1 exchange rate	31.60	31.89

Comprehensive (loss) income

Comprehensive (loss) income represents net (loss) income plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive (loss) income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive loss be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive (loss) income includes net (loss) income and foreign currency translation adjustments, which are presented in the consolidated statements of comprehensive (loss) income.

Net (Loss) Income per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Basic (loss) income per share is calculated by dividing the net (loss) income by the weighted-average number of Ordinary Shares outstanding during the period. Diluted loss per share is calculated by dividing the loss by the weighted-average number of Ordinary Shares and potentially dilutive securities outstanding during the period. Potentially dilutive Ordinary Shares consist of shares issuable upon the conversion of warrants. The dilutive effect of outstanding shares is reflected in diluted earnings per share by application of the treasury stock method, or the if-converted method. The outstanding Public Warrants and Private Placement Warrants were 11,436,270 and 3,136,056 as of June 30, 2026, all of which were excluded from the calculation of diluted EPS for the six months ended June 30, 2026 because their exercise price was above the average market share price during the period. There were no outstanding warrants as of June 30, 2025. On March 31, 2026, the Company granted restricted share units (“RSUs”) to each of two directors under the Equity Incentive Plan, with each RSU representing a contingent right to receive one Ordinary Share and an aggregate target grant-date fair value of $60,000. The granted RSUs vest in four equal quarterly installments with the number of RSUs subject to vesting determined on the applicable vesting date by dividing $15,000 by the seven trading-day volume-weighted average price of the Ordinary Shares ending on the trading day immediately prior to such vesting date. As of June 30, 2026, the fair value of RSUs granted not yet vested was $30,000. The unvested RSUs has no dilutive effect on EPS.

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of purchase for the six months ended June 30, 2026 and 2025.

For the six months ended June 30, 2025, approximately 81.6% of the Company’s purchase was from Supplier A, a company that the Company’s CEO holds 12.8764%.

	Six months ended June 30
Supplier	2026	2025
B	42.9%	—
C	19.2	*
A	—	81.6%

*	Represents less than 10% of purchase for the six months ended June 30, 2026 and 2025.

Account payable to suppliers that individually comprised 10% or more of accounts payable balances as of June 30, 2026 and December 31, 2025 are as follows:

Supplier	June 30, 2026	December 31, 2025
D	25.8%	—
C	21.1%	*
A	—	89.5%

*	Represents less than 10% of accounts payable balances as of June 30, 2026 and December 31, 2025.

Concentration of customers

The following customers accounted for 10% or more of sales for the six months ended June 30, 2026 and 2025:

	Six months ended June 30,
Customer	2026	2025
B	48.6%	23.3%
A	*	29.6%
C	—	17.2%

*	Represents less than 10% of revenue for the six months ended June 30, 2026 and 2025, respectively.

Account receivables, net from customers that individually comprised 10% or more of accounts receivable, net balances as of June 30, 2026 and December 31, 2025 are as follows:

Customer	June 30, 2026	December 31, 2025
A	26.9%	30.5%
D	22.1%	16.0%
B	17.1%	*
E	*	15.6%

*	Represents less than 10% of accounts receivable balances as of June 30, 2026 and December 31, 2025, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and other current assets. The Company places its cash and cash equivalents with financial institutions with credit ratings and quality where the Company considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Company is USD. To date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Company is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between USD and NTD. If NTD depreciates against USD, the value of NTD revenues and assets as expressed in USD financial statements will decline. The Company does not hold any derivative or other financial instruments that exposes us to substantial market risk.

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on February 6, 2024 (inception).

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (the “CODM”)， which is comprised of the Company’s Chief Executive Officer and Chief Financial Officer, reviews financial information including net revenues, gross profit and total operating expenses, etc. presented on a consolidated basis for purposes of managing the business, allocating resources, making operating decisions and assessing financial performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. See Note 21 for details.

Management determined that the Company’s operations constitute a single reportable segment in accordance with ASC 280. YD Bio operates exclusively in three business and industry diverse operations: 1) sales of medical devices and other related products, 2) research and development in pancreatic cancer early detection services, and 3) research and development in the sales of contact lenses.

All of YD Bio’s long-lived assets are mainly prepayment for property, plant, and equipment located in ROC and intangible assets related to license to patents and know-how

Net sales to customers by geographic area are determined by reference to the physical product shipment delivery locations requested by the customers. For example, if the products are delivered to a customer in ROC, the sales are recorded as generated in ROC; if the customer directs us to ship its products to the United States, the sales are recorded as sold in the United States.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires a public entity to disclose additional information about specific expense categories in the notes to the financial statements on an annual and interim basis. It is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. In January 2025, the FASB issued ASU 2025-01 to clarify that all public entities, including non-calendar year-end entities, should adopt the disclosure requirements of ASU 2024-03. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

In May 2025, the FASB issued ASU 2025-04, Compensation — Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. The amendments clarify the accounting for share-based consideration payable to a customer under Topic 718 and Topic 606. The amendments are effective for annual reporting periods, including interim periods within those annual periods, beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, and do not expect the adoption will have a material impact on its financial statements and disclosures.

Recently Adopted Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company has adopted ASU 2025-05 and the adoption did not have a material impact on the Company’s unaudited consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows.

4. ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	June 30, 2026	December 31, 2025
Accounts receivable	$234,086	$174,075
Less: allowance for expected credit losses	(11,019)	(6,598)
Total accounts receivable, net	$223,067	$167,477

Details of the changes of the expected credit loss provision are as follows:

	Six months ended June 30,
	2026	2025
Beginning of the period	$6,598	$3,055
Provision for the year	4,553	4,108
Foreign exchange realignment	(132)	415
End of the period	$11,019	$7,578

As of June 30, 2026 and December 31, 2025, the majority of accounts receivable is due to corporate customers with long-term relationships. The Company recognized the impairment of expected credit loss for accounts receivable of $4,553 and $4,108 for the six months ended June 30, 2026 and 2025, respectively.

5. INVENTORIES

Inventories, net consist of the following:

	June 30, 2026	December 31, 2025
Finished goods	$1,891,633	$1,879,542
Others	722	-
Total	1,892,355	1,879,542

The Company had no write-down of inventories for the six months ended June 30, 2026 and 2025.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the followings:

	June 30, 2026	December 31, 2025
Prepaid expenses	$397,113	$1,027,625
Value added tax credit	302,160	253,246
Others	81,036	43,145
Total	$780,309	$1,324,016

The Company did not record any expected credit loss provision for other current assets for the six months ended June 30, 2026 and 2025.

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	June 30, 2026	December 31, 2025
Equipment, fixtures and furniture	$83,790	$87,916
Less: accumulated depreciation	(33,142)	(28,576)
Total	$50,648	$59,340

Depreciation expenses included in general and administration expenses for the six months ended June 30, 2026 and 2025 were $8,477 and $8,043 respectively. There were no impairments recognized during the six months ended June 30, 2026 and 2025.

8. INTANGIBLE ASSETS

On June 19, 2024, the Company entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024, with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed on the Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. The Company’s CEO owns approximately 14.97% of the common shares of 3D Global at the time. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. In addition, the Company is obligated to pay a royalty fee of 10% of the sales of the products for 15 years on a quarterly basis and the Company is allowed to sub-license the 3D Global Patent to other third-party customers. The 3D Global Patent and know-how enables YD Biopharma to form and produce the major ingredient of its contact lens solutions and helped commence the contact lens business. The Company expects the useful life of the 3D Global Patent for the contact lens business to be 15 years. The total consideration for 3D Global Patent is $5,000,000 including VAT or $4,761,905 net of VAT. In June 2024, the Company paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and have alternative future use. It enables the Company to provide future economic benefits from the commercial production of its contact lens business and to generate income.

The total research and development costs of $3,130,000 has been charged from 3D Global for the for the first through third stage of Development of LSC Cell Source, first through second stage of Establishment of LSC Master Cell Banks, first through second stage of Cell Stability Examination of LSC and the first through second and fifth stage of Raw Material Development of LSC Exosomes and the Company has paid $2,820,000 of the above amount up to June 30, 2026. As of June 30, 2026，there is no activities in progress related to the stage 4.3 to 4.4 and stage 5 stated in the following milestone table.

The Company will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global.

According to the 3D Global License Agreement, YD Bio is obligated to pay the following amounts in accordance with the following milestones:

Item	Milestones	Milestone License Fees (USD)
1. Development of corneal Limbal Stem Cell (“LSC”) Cell Source
1	Application with Medical Center for Clinical Specimens Collection	480,000
2	SOP Document for Technique of Separating LSC Specimens	230,000
3	LSC Cell Analysis/Assessment Report	330,000
2. Establishment of LSC Master Cell Banks
1	SOP Document for LSC Amplification	230,000
2	SOP Document for LSC Cryopreservation	280,000
3. Cell Stability Examination of LSC
1	Stability Examination Report of Master cell	420,000
2	Stability Examination Report of Working cell	420,000
4. Raw Material Development of LSC Exosomes
1	SOP Document of Exosomes Purification Process	230,000
2	Specification Analysis/Examination Report of Exosomes Characterization	200,000
3	SOP Document of Mass Production Process of Exosomes Raw Material	370,000
4	Three Batches of Trial Production Document of Exosomes Raw Material	300,000
5	Safety Verification Report (animal testing) of Exosomes Raw Material	310,000
5. LensMate Eye Buffer LensMate
1	Product Consignment Development Agreement	100,000
2	U.S. Food and Drug Administration (“FDA”) Approval for Type I Medical Material Certification	80,000
3	Sale Certification of US OTC	20,000

On June 25, 2024, the Company entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). The Company’s CEO is a director and owned 46.16% on the date of the transaction. The Company’s CEO owns 45.3% equity interest as of June 30, 2026, and as of the date of this report. The Company is allowed to use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, thus the useful life of the EG BioMed Patent is 15 years. The consideration for the EG BioMed Patent is NTD 60,000,000 (USD 1,830,000), and the Company is obligated to pay a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. The EG BioMed Patent and know-how enabled the Company to commence its pancreatic cancer early detection service business for income generation.

In addition, the potential royalties due to 3D Global and EG BioMed are calculated based on 7% to 10%, respectively, of the sales of products or provision of services derived from the licensed patents in future. Therefore, they are considered variable consideration and will be recognized as cost of revenue in the income statement in the period when the related revenue occurs. The royalty expenses incurred were nil and $ 2,273 for the six months ended June 30, 2026 and 2025, respectively.

Intangible assets consist of the following:

	June 30, 2026	December 31, 2025
Licensed to Patents and Know-how
3D Global Patent	$970,260	$985,710
EG BioMed Patent	1,884,000	1,914,000
Less: accumulated amortization	(380,568)	(289,971)
Total	$2,473,692	$2,609,739

Amortization expense included in general and administration expenses for the six months ended June 30, 2026 and 2025 was $95,748 and $95,142, respectively. The estimated amortization is as follows:

As of June 30, 2026	Estimated amortization expense
From July 1, 2026, to June 30, 2027	$191,496
From July 1, 2027, to June 30, 2028	191,496
From July 1, 2028, to June 30, 2029	191,496
From July 1, 2029, to June 30, 2030	191,496
From July 1, 2030, to June 30, 2031	191,496
Thereafter	1,516,212
Total	$2,473,692

9. PREPAID EXPENSES, NON-CURRENT

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City, with a total contract price of $8.9 million. As of June 30, 2026 and December 31, 2025, $1.9 million and $1.4 million were prepaid for the purchase, respectively.

As of June 30, 2026, the remaining balance of $7.0 million is to be funded through a combination of internal cash reserves and a potential loan of up to $ 7.1 million through a designated financial institution.

10. LEASES

The Company’s operating leases consist of leases for office space. The Company is the lessee under the terms of the operating leases. For the six months ended June 30, 2026 and 2025, the operating lease cost was $10,139 and $21,695, respectively.

The Company’s operating leases have remaining lease terms of approximately 4 months as of June 30, 2026, and 10 months as of December 31, 2025, respectively. As of June 30, 2026, the weighted average remaining lease term and weighted average discount rate were 0.33 years and 4.22%, respectively.

As of June 30, 2026 and December 31, 2025, the Company stated the following amounts in the Company’s consolidated balance sheets:

	June 30, 2026	December 31, 2025
Assets
Right-of-use assets	$6,681	$8,470
Total	6,681	8,470

Liabilities
Operating lease liabilities, current	5,002	6,764
Total lease liabilities	$5,002	$6,764

Supplemental disclosure related to operating leases were as follows:

	June 30, 2026	June 30, 2025
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$10,139	$19,187

Maturities of lease liabilities were as follows:

As of June 30, 2026	Operating Lease
From July 1, 2026, to June 30, 2027	$5,037
Less: amounts representing interest	(35)
Present Value of future minimum lease payments	5,002
Less: Current obligations	(5,002)
Long term obligations	$—

The Company also leased office and car park space under various short-term operating leases with the duration of less than 12 months in Taiwan. The short term leases cost was $1,273 and $1,243 for the six months ended June 30, 2026 and 2025, respectively.

11. ACCOUNTS PAYABLE

Accounts payables are non-interest bearing and generally settled within 90-day terms. All accounts payable are expected to be settled within one year. The carrying value of accounts payable are considered to be a reasonable approximation of fair value.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the followings:

	June 30, 2026	December 31, 2025
Accrued expenses	$132,424	$403,445
Deferred revenue	198,593	30,153
Other payables	2,394	4,261
Total	$333,411	$437,859

13. WARRANTS

As a result of the Business Combination, Breeze’s outstanding warrants were exchanged for 16,925,000 YD Bio warrants on a one-for-one basis, with the same exercise price and terms, including 11,500,000 Public Warrants and 5,425,000 Private Warrants. As of August 29, 2025, the Public Warrants began trading on the NASDAQ under the proposed symbols YDESW.

Public Warrants may only be exercised for a whole number of shares. No fractional shares are issued upon exercise of the Public Warrants. The Public Warrants are exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

The Company may not redeem the warrants when a holder may not exercise such warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the original holders or their permitted transferees. If the Private Placement Warrants are held by someone other than the original holders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units being sold in the Initial Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are substantially identical to those of the Warrants being sold as part of the Units in the Initial Public Offering.

In December 2025, 62,580 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 1,782,089 private warrants were exchanged for 205,333 ordinary shares on a cashless basis.

In January 2026, 1,150 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 569,435 private warrants were exchanged for 36,773 ordinary shares on a cashless basis.

After the above conversion and as of June 30, 2026, there were 11,436,270 Public Warrants and 3,136,056 Private Placement Warrants outstanding. The Company classifies the outstanding Public Warrants and Private Placement Warrants as warrant liabilities on the balance sheet in accordance with the guidance contained in ASC 815-40. Under the guidance in ASC 815-40, certain warrants do not meet the criteria for equity treatment. These warrants include a clause whereby the warrant holder may be entitled to receive a net cash settlement upon the acceptance by the holders of the Company’s common stock of a tender, exchange or redemption offer. Upon such a qualifying tender cash offer (an event which could be outside the control of the Company), all Warrant holders would be entitled to cash. This factor precludes the Company from applying equity accounting as the warrant holder could receive a net cash settlement value that is greater than a holder of the Company’s common stock. Accordingly, the Company has concluded that liability accounting is required. As such, these warrants are recorded at fair value as of each reporting date with the change in fair value reported within other income in the accompanying consolidated statements of operations as “Change in fair value of warrant liability” until the warrants are exercised, expired or other facts and circumstances lead the warrant liability to be reclassified to stockholders’ equity.

As of June 30, 2026, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants as the terms of the Public Warrants and Private Placement Warrants are similar.

14. SHAREHOLDER’S EQUITY(DEFICIT)

Ordinary Shares — The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the ordinary shares are entitled to vote. The holders of ordinary shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions.

As a result of the Business Combination, Breeze’s outstanding shares were exchanged for 4,140,948 ordinary shares of the Company; 64,730,411 ordinary shares of the Company were issued to the former shareholders of YD Biopharma.

In addition, on August 28, 2025, the Company issued 1,650,000 ordinary shares to certain investors in connection with a PIPE Financing raising aggregate proceeds of $13.2 million at a price per share of $8.00.

In December 2025, 62,580 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 1,782,089 private warrants were exchanged for 205,333 ordinary shares on a cashless basis.

In January 2026, 1,150 public warrants were exercised and converted into ordinary shares at an exercise price of $11.5 per share, and 569,435 private warrants were exchanged for 36,773 ordinary shares on a cashless basis.

On July 7, 2025 the Board adopted, and the then sole shareholder of the Company approved the YD Bio Limited Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan is adopted by the Company in connection with the Business Combination. From and after the time of the Business Combination, the Company intends to use this Equity Incentive Plan to grant new awards to eligible participants from time to time, subject to and in accordance with the terms and conditions described therein. As of December 31, 2025, no awards have been granted under the plan.

On March 31, 2026, the Company granted restricted share units (“RSUs”) to each of two directors under the Equity Incentive Plan, with each RSU representing a contingent right to receive one Ordinary Share and an aggregate target grant-date fair value of $60,000. The granted RSUs vest in four equal quarterly installments with the number of RSUs subject to vesting determined on the applicable vesting date by dividing $15,000 by the seven trading-day volume-weighted average price of the Ordinary Shares ending on the trading day immediately prior to such vesting date. Upon the vesting of certain RSUs, the Company issued 2,081 Ordinary Shares to each of the two directors on March 31, 2026 and 5,749 Ordinary Shares to each of the two directors on June 30, 2026.

After the above conversion and as of June 30, 2026, there were 70,842,844 ordinary shares outstanding.

15. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of June 30, 2026 and December 31,2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	June 30, 2026
Description	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Public Warrants	$3,545,244	$—	$—
Warrant liability - Private Placement Warrants	$972,177	$—	$—

	December 31, 2025
Description	Level 1	Level 2	Level 3
Liabilities
Warrant liability - Public Warrants	$11,323,046	$—	$—
Warrant liability - Private Placement Warrants	$3,668,436	$—	$—

As of June 30, 2026 and December 31, 2025, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants as the terms of the Public Warrants and Private Placement Warrants are similar. The measurement of Warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker YDESW. The quoted prices of the Public Warrants were $0.31 and $0.99 per warrant as of June 30, 2026 and December 31, 2025, respectively.

The following table presents the changes in the fair value of warrant liabilities for the six months ended June 30, 2026:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2025	$3,668,436	$11,323,046	$14,991,482
Warrants exercised for common shares	(626,379)	(1,150)	(627,529)
Change in fair value of warrant liabilities	(2,069,880)	(7,776,652)	(9,846,532)
Fair value as of June 30, 2026	$972,177	$3,545,244	$4,517,421

16. REVENUE

For the six months ended June 30, 2026 and 2025, the Company’s revenue was all recognized at point of time.

Revenue for the six months ended June 30, 2026, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$500,537	$15,735	$516,272
Medical and related products	239,498	382	239,880
Service	66,642	-	66,642
Beauty products	11,988	1,375	13,363
Nutritional products	4,716	1,077	5,793
Supplements	3,498	1,053	4,551
Total	$826,879	$19,622	$846,501

The Company operates in multiple geographic regions. Net revenues by geographic area for the period are as follows:

Net Revenues by Geographic Area

Geographic Area	Net Revenues
United States	$66,642
Taiwan	779,859
Total	$846,501

The United States revenues are derived from technical services provided, while all other product categories, including drugs, medical and related products, nutritional products, and supplements, are sold in Taiwan.

Revenue for the six months ended June 30, 2025, consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$90,210	$—	$90,210
Medical and related products	75,966	32	75,998
Contact lenses	35,000	—	35,000
Nutritional products	2,368	—	2,368
Supplements	431	—	431
Total	$203,975	$32	$204,007

The Company operates in multiple geographic regions. Net revenues by geographic area for the period are as follows:

Net Revenues by Geographic Area

Geographic Area	Net Revenues
United States	$35,000
Taiwan	169,007
Total	$204,007

The United States revenues are derived from contact lens sales, while all other product categories, including drugs, medical and related products, nutritional products, and supplements, are sold in Taiwan.

17. RESEARCH AND DEVELOPMENT EXPENSES

For the six months ended June 30, 2026 and 2025, the Company incurred research and development expenses primarily with related parties.

In June 2024, the Company entered into an exclusive license agreement with 3D Global Biotech Inc. (a related party in which the CEO holds approximately 12.8764% equity interest) for global patent and know-how related to contact lens technology for a total consideration of $5,000,000 (including VAT). In June 2024, the Company paid $1,000,000 including VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology. The Company is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis.

For the six months ended June 30, 2026 and 2025, the Company recorded $1,160,000 and $790,000 (including VAT), respectively as research and development costs charged from 3D Global.

In June 2024, the Company licensed methylation analysis technology for pancreatic cancer from EG BioMed Co., Ltd. (a related party in which the CEO is a director and holds 45.3% equity interest) for NTD 60,000,000 ($1,830,000), and the Company is obligated to pay a royalty of 7% of sales generated from the EG BioMed Patent to EG BioMed on a quarterly basis.

For the six months ended June 30, 2026 and 2025, the Company incurred nil and $16,071, respectively, for the research and development expenses for the pancreatic cancer early detection service licensed patent and $3,889 and nil, respectively, for the research and development expenses for the Breast Cancer Patent.

As of June 30, 2026, the Company has not capitalized any development cost.

18. INCOME TAXES

YD Bio and YD Biopharma are incorporated in the Cayman Islands, which is exempt from income tax. YD Biopharma’s 100% wholly owned subsidiary, Yong Ding, is incorporated in the ROC and is subject to the ROC Income Tax Law. The applicable tax rate is 20% for the six months ended June 30, 2026 and 2025. YD USA is a company incorporated in the state of Delaware and operating in Washington, USA, subject to federal income tax at a rate of 21%, with no state income tax.

Significant components of the provision for income taxes (benefits) are as follows:

	Six months ended June 30,
	2026	2025
Current tax	$—	$—
Deferred tax – tax loss	—	—
Deferred tax – book-tax difference	—	(1,507)
Income taxes (benefits) expenses	$—	$(1,507)

Reconciliation of the differences between the Income Tax rate applicable to profits and the income tax (benefits) expenses of the Company:

	Six months ended June 30,
	2026	2025
Income(loss) before taxation	$6,700,497	$(1,918,088)

Notional tax on loss before tax
Computed expected tax (benefits) expense	(242,555)	(383,618)
Non-taxable or non-deductible expenses	(2,213)	165,660
Foreign rate differences	23,667	(511)
Change in valuation allowances	221,101	216,962
Total	$—	$(1,507)

The following table reconciles statutory rate of jurisdictions in which we do business to Yong Ding’s effective tax rate:

	Six months ended June 30,
	2026	2025
Statutory income tax rate	20.00%	20.00%
Non-taxable or non-deductible expenses	0.19%	0.01%
Change in valuation allowances	-20.19%	-19.86%
Effective tax rate	0.00%	0.15%

The following table reconciles statutory rate of jurisdictions in which we do business to YD USA’s effective tax rate:

	Six months ended June 30,
	2026	2025
Statutory income tax rate	21.00%	20.00%
Non-taxable or non-deductible expenses	0.00%	0.00%
Foreign rate differences	0.00%	1.00%
Change in valuation allowances	-21.00%	-21.00%
Effective tax rate	0.00%	0.00%

Deferred tax assets are as follows:

	June 30, 2026	December 31, 2025
Deferred tax assets
Tax losses carry forwards	$771,772	$551,303
Expected credit losses	2,174	1,543
Others	—	—
Valuation allowance	(773,946)	(552,846)
	$—	$—

Total deferred tax assets	$—	$—

The Company has recognized deferred tax assets for these loss carryforwards. However, it is not probable that future taxable income will be sufficient to realize the benefits, the Company has established a full valuation allowance against the entire amount of such deferred tax assets.

As of June 30, 2026, Yong Ding had net operating loss carryforwards of $3,883,438. The carry forward losses of $732,880, $ 1,972,302 and $ 1,178,256 will expire in 2034, 2035 and 2036, respectively, if not utilized.

As of June 30, 2026, YD USA had federal net operating loss carryforwards of $187,768, which may be carried forward indefinitely to offset future taxable income, but are subject to the 80% taxable income limitation upon utilization.

19. COMMITMENTS AND CONTINGENCIES

As of June 30, 2026 and through the date of this report, there are no pending legal proceedings to which the Company or its subsidiaries are a party, nor is the Company aware of any threatened litigation that could reasonably be expected to have a material adverse effect on its business, financial condition, or results of operations.

According to the agreement entered into with 3D Global in June 2024 with respect to the 3D Global Patent, the Company is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global.

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$).

As of June 30, 2026, the remaining balance of $6,934,062 (NT$221,890,000) is to be funded through a combination of internal cash reserves and a potential loan of up to US$ 7,112,500 (NT$ 227,600,000) through a designated financial institution.

20. RELATED PARTY TRANSACTIONS

As of June 30, 2026, amounts due from affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$33,636	The Company’s CEO, the director of YD Biopharma, holds 12.8764% of 3D Global shares	Prepaid royalty fee

As of December 31, 2025, amounts due from affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$33,636	The Company’s CEO, the director of YD Biopharma, holds 12.8764% of 3D Global shares	Prepaid royalty fee
EG BioMed	$291,540	The Company’s CEO, the director of the Company, holds 45.3% of the shares of EG BioMed	Prepayment of research and development expenses and other expenses

As of June 30, 2026, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$310,000	The Company’s CEO, the director of YD Biopharma, holds 12.8764% of 3D Global shares	Research and development expenses payable
EG Bio USA	$45,000	EG Bio USA is a wholly owned subsidiary of EG BioMed	Rental expenses and service charge for laboratory payable
EG BioMed	$3,864	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses payable

As of December 31, 2025, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
3D Global	$350,400	The Company’s CEO, the director of YD Biopharma, holds 12.8764% of 3D Global shares	Trade payables of the Company, interest free and payment on demand
3D Global	$420,429	The Company’s CEO, the director of YD Biopharma, holds 12.8764% of 3D Global shares	Research and development expenses payable
EG Bio USA	$48,471	EG Bio USA is a wholly owned subsidiary of EG BioMed	Rental expenses and service charge for laboratory payable

During the six months ended June 30, 2026, the Company had the following transactions with affiliates:

Name	Amount	Relationship	Note
3D Global	$1,104,877	The Company’s CEO, the director of Company, holds 12.8764% of the shares of 3D Global	Research and development expenses
EG BioMed	$3,889	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses
EG Bio USA	$90,000	EG Bio USA is a wholly-owned subsidiary of EG BioMed	Rental expenses and service charge for laboratory

During the six months ended June 30, 2025, the Company had the following transactions with affiliates:

Name	Amount	Relationship	Note
3D Global	$775,318	The Company’s CEO, the director of Company, holds 12.8764% of the shares of 3D Global	Research and development expenses
3D Global	$359,091	The Company’s CEO, the director of Company, holds 12.8764% of the shares of 3D Global	Products transaction
3D Global	$2,273	The Company’s CEO, the director of Company, holds 12.8764% of the shares of 3D Global	Royalties
EG BioMed	$16,071	The Company’s CEO, the director of Company, holds 45.3% of the shares of EG BioMed	Research and development expenses
EG Bio USA	$45,000	EG Bio USA is a wholly-owned subsidiary of EG BioMed	Rental expenses and service charge for laboratory

21. SEGMENT REPORTING

The Company’s chief operating decision maker evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

The Company acquired the 3D Global Patent and EG BioMed Patent in June 2024 and commenced the pancreatic cancer early detection service and sales of contact lens business. For the six months ended June 30, 2026 and 2025, revenue of nil and $35,000 was generated from 3D Global Patent.

The Company primarily operates in the ROC and substantially all of the Company’s long-lived assets are located in the ROC. The Company provides Laboratory Developed Test (LDT) services to healthcare professionals across the United States.

The Company operates in a single reportable segment. The Company’s Chief Operating Decision Maker allocates resources and evaluates performance based on financial information presented on a consolidated basis. In accordance with ASU 2023-07, the significant expense categories regularly provided to and reviewed by the CODM on a consolidated basis include cost of revenues and operating expenses. The Company's revenue-generating activities are derived from several distinct product and service lines. Entity-wide disaggregated net revenues and direct costs for these lines for the six months ended June 30, 2026 and 2025 were as follows:

For six months ended June 30, 2026	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated	Consolidated
Net revenues	$779,859	$-	$-	$66,642	$846,501
Cost of revenues	(578,271)	-	-	-	(578,271)
Gross profit	201,588	-	-	66,642	268,230
Total operating expenses	(239,849)	(63,200)	(1,243,747)	(1,956,090)	(3,502,886)
Operating loss	(38,261)	(63,200)	(1,243,747)	(1,889,448)	(3,234,656)
Finance income, net	35,742	-	-	16,963	52,705
Other income (expenses), net	35,922	-	-	(6)	35,916
Change in fair value of warrant liabilities	-	-	-	9,846,532	9,846,532
Net loss	33,403	(63,200)	(1,243,747)	7,974,041	6,700,497

As of June 30, 2026
Identifiable long-lived assets	1,995,198	1,632,800	840,892	-	4,468,890
Total assets	$4,233,357	$1,632,800	$840,892	$3,353,212	$10,060,261

For six months ended June 30, 2025	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated	Consolidated
Net revenues	$169,007	$—	$35,000	$—	$204,007
Cost of revenues	(109,342)	—	(25,870)	—	(135,212)
Gross profit	59,665	—	9,130	—	68,795
Total operating expenses	(268,734)	(16,071)	(835,564)	(902,258)	(2,022,627)
Operating loss	(209,069)	(16,071)	(826,434)	(902,258)	(1,953,832)
Finance income, net	17,108	—	—	1,421	18,439
Other income (expenses), net	17,305	—	—	—	17,305
Income tax expenses	(1,507)	—	—	—	(1,507)
Net loss	(173,239)	(16,071)	(826,434)	(900,837)	(1,916,581)

As of June 30, 2025
Identifiable long-lived assets	83,827	1,915,200	986,328	—	2,985,355
Total assets	$934,288	$1,915,200	$1,464,966	$1,526,632	$5,841,086

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report (this “Report”) to “we,” “us” or the “Company” refer to YD Bio Limited, a Cayman Islands exempted company, and its consolidated subsidiaries. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and the notes thereto contained elsewhere in this Report and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements that relate to, among others, our plans, objectives and expectations for our business, strategy, operations, financial condition, results of operations, liquidity, certain ongoing transactions, regulatory approvals and clinical trials are forward-looking statements. When used in this Report, such statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “hope,” “if,” “intend,” “likely,” “may,” “mission,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions, although not all forward -looking statements contain such identifying words. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Report. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and circumstances or otherwise, after the date of this Report. You should, however, review the risks, factors and additional discussions related thereto in this Report and other filings we file from time to time with the SEC.

Overview

We are a publicly listed biotechnology company building an integrated healthcare platform across regulated diagnostics, life science clinical services and healthcare product commercialization. Our operations include DNA methylation-based oncology testing programs in the United States conducted under a Laboratory Developed Test (LDT) framework in collaboration with CLIA-certified and CAP-accredited laboratory partners, including EG BioMed US Inc. (“EG BioMed US”), a Delaware corporation and an affiliate of the Company that operates a CLIA-certified, CAP-accredited clinical laboratory in Bothell, Washington. Following the issuance of out-of-state clinical laboratory licenses by Maryland and Rhode Island in May 2026 and by Pennsylvania in June 2026, that laboratory’s authorized multi-state operating footprint now extends to 47 U.S. states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa. In March 2026, we and EG BioMed Co., Ltd. (“EG BioMed”) launched the EG Telehealth Platform, a physician-directed telehealth channel intended to support patient access to blood-based testing services across pancreatic, colorectal, breast, liver and other gastrointestinal cancers. In addition to our diagnostics activities, we provide regulated life science distribution and clinical trial supply chain services to pharmaceutical and biotechnology companies, including procurement, logistics coordination and compliance-focused support for clinical development programs. In February 2026, our subsidiary YD Bio USA, Inc. (“YD Bio USA”) entered into a Master Strategic Alliance Agreement with YC Biotech Co., Ltd. (“YC Biotech”), under which YD Bio USA serves as YC Biotech’s exclusive U.S. agent and formal liaison with the U.S. Food and Drug Administration (the “FDA”) for regulatory submissions made on behalf of YC Biotech’s contract research organization clients in Asia. We have also expanded our life science technology portfolio through the licensing of limbal stem cells (LSCs) and LSC-derived exosome technologies. Key development and technology transfer milestones have been completed in LSC technology development and exosome processing and characterization, including nonclinical safety and functional evaluation in animal studies, providing a technical foundation for future product development. We also maintain ocular health product commercialization operations in the United States and consumer healthcare distribution activities in Asia under applicable regulatory and market requirements. Through our combined diagnostics platform, life science service infrastructure, licensed technology portfolio and healthcare commercialization capabilities, we seek to develop a scalable operating model designed to support growth across multiple regulated healthcare segments.

Outlook

One of the Company’s strategic priorities is to expand access to early-stage cancer detection through regulated diagnostic frameworks and physician-directed testing models in the United States. Earlier detection may allow healthcare providers to consider a broader range of clinical management approaches; however, patient outcomes depend on individual medical circumstances and treatment decisions. Building upon its diagnostics platform, clinical service infrastructure, licensed technology portfolio, and strategic partnerships, the Company intends during the remainder of 2026 to advance selected programs from validation and platform development toward expanded clinical, regulatory, and commercial execution.

Diagnostics. We intend to continue expanding the geographic reach and the physician network supporting our LDT-based oncology testing programs in the United States, including through the EG Telehealth Platform, and to continue the clinical validation work supporting our pancreatic cancer early detection program. We may seek to engage with the FDA regarding a potential regulatory pathway for that program. Any such engagement, and the outcome of any submission, is subject to FDA review, and we can give no assurance as to its timing or result.

Clinical and regulatory services. We intend to expand the U.S. agent and FDA liaison services provided through YD Bio USA under our alliance with YC Biotech, and to pursue additional arrangements with contract research organizations and sponsors in Asia that are seeking access to U.S. regulatory processes.

Licensed LSC and exosome technologies. We plan to advance a scaled-up exosome raw material manufacturing process and to complete pilot production batches, which we expect would position us to advance the development of new drug and other products incorporating the licensed LSC-derived exosome technologies. Any clinical development would require an Investigational New Drug application or equivalent submission and applicable regulatory clearance, none of which has been obtained.

Strategic transactions. We continue to evaluate acquisitions and business combinations intended to broaden our diagnostic and therapeutic capabilities, including the transactions described under “—Recent Developments.” None of these transactions has been completed, and each remains subject to due diligence, definitive documentation, regulatory approvals, financing and other customary conditions.

These initiatives are expected to proceed on a phased basis and will be subject to applicable regulatory requirements, capital availability, operational capacity, and market conditions. There can be no assurance that such initiatives will be completed within anticipated timelines or achieve expected results.

Key Factors Affecting Our Performance

YD Bio believes that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

2

Capabilities Across a Broad Spectrum of Solutions

YD Bio has an extensive suite of solutions ranging from ophthalmology cellular drug development to pancreatic and breast cancer blood tests to nutritional product sales. YD Bio faces competition from well financed biopharma companies and is working to distinguish itself through cutting edge advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

YD Bio is a clinical testing drug supplier for global pharmaceutical companies such as Novartis and Alcon, as well as having licensing partnerships with EG BioMed for pancreatic and breast cancer detection and with 3D Global to develop treatment for eye disorders. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on YD Bio’s future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides YD Bio with a significant competitive advantage.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Projected multi-billion-dollar global market sizes over the next decade predict significant growth potential for YD Bio’s solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech and Finance

YD Bio has a founder-led management team with experience in new drug development, medical-grade health product development, pharmacy channel development, and financial management and accounting. Expansion of YD Bio will lead to increased costs from hiring skilled labor with the level of expertise required to execute YD Bio’s expansion plans. The labor pool for expertise of the caliber required to execute YD Bio’s business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

YD Bio may be required to make significant capital expenditures to execute its business plan. These capital expenditures would be invested in facilities, production equipment and other expenses to support increases in production. To the extent YD Bio outsources production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for early detection testing in pancreatic and breast cancer may present YD Bio with numerous growth opportunities. According to Grand View Research, the global breast cancer diagnostics market is projected to reach approximately USD 11.4 billion by 2033. The U.S. breast cancer diagnostics market is projected to reach approximately USD 4.5 billion by 2033. We believe YD Bio’s licensors are well positioned to address this growing demand given their modular and portable production design and anticipated high return on invested capital.

3

For pancreatic cancer diagnostics, the global market is projected to reach approximately USD 9.8 billion by 2034 according to Vision Research Reports, while the U.S. market is projected to reach approximately USD 4.8 billion by 2030 according to Grand View Research.

According to Precedence Research, the global glaucoma treatment market is projected to reach approximately USD 8.7 billion by 2034; the U.S. glaucoma treatment market is projected to reach approximately USD 2.8 billion by 2034.

According to Fact.MR, the dry eye syndrome treatment market is projected to reach approximately USD 12.2 billion by 2035. The U.S. dry eye syndrome treatment market is projected to reach approximately USD 3.5 billion by 2030 according to Grand View Research.

These markets underscore strong demand for innovative, efficient diagnostics and treatments, particularly in early detection and management of chronic eye conditions. We believe YD Bio’s technologies align well with these expanding opportunities.

Commitment to Research and Expenses

According to the agreement entered into with 3D Global in respect of its patent in June 2024, YD Bio is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. YD Bio has paid a total of $2,820,000 to 3D Global for the first through third stage of Development of LSC Cell Source, first through second stage of Establishment of LSC Master Cell Banks, first through second stage of Cell Stability Examination of LSC and first through second stage of Raw Material Development of LSC Exosomes for the six months ended June 30, 2026, with specific disbursements of $480,000, $1,070,000 and $ 1,270,000 during 2024, 2025 and the six months ended 2026, respectively.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our costs of revenues. Our costs of revenues could be impacted by fluctuations in the price of product costs. If material prices increase, we will have to offset these higher costs either through price increases to our customers or through productivity improvements. Although we are not currently relying on any single-source suppliers for our materials, our ability to control our materials costs is also dependent on our ability to negotiate with our suppliers for a better price and our ability to source products from reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our costs of revenue through economies of scale and that we will see a reduction in the cost of critical components through enhanced and improved production processes from our suppliers. Our royalty costs will also increase the costs of revenue alongside the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

YD Bio relies on a variety of suppliers for the procurement of medical products and services necessary for operations. Supplier concentration for the six months ended June 30, 2026 included purchases from two suppliers, accounting for approximately 42.9% and 19.2% of purchases. While YD Bio actively manages our relationships with suppliers and seeks to diversify its supplier base, a disruption in the supply of goods or services from a major supplier could have a material adverse effect on the Company’s operations and financial results. To mitigate the risks associated with supplier concentration, YD Bio engages in ongoing efforts to identify alternative sources of supply, assess supplier reliability and performance, and negotiate favorable contractual terms where feasible. However, there can be no assurance that YD Bio will be successful in reducing its dependence on any single supplier or mitigating the impact of supplier-related risks in the future.

Regulatory Landscape

The sale and purchase of YD Bio’s products and services are subject to extensive federal, state, local, and foreign government laws. YD Bio is also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical device products and cancer early detection services. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products. To date we have not concluded any clinical trials, nor have we had any product candidate approved for commercial sale. It is possible that we may not be able to commercialize a marketable product candidate.

4

Recent Developments

The following summarizes various developments in our business during the six months ended June 30, 2026 and through the date of this Report.

Physician-partnership initiative in Taiwan. On August 11, 2026, the Company announced the initial deployment of a physician-partnership model in Taiwan, together with the launch under the YD Bio brand of two chrono-nutrition formulations — a daytime lipid-soluble formulation and a nighttime zinc-plus-calcium formulation — developed in collaboration with the Taiwan Chronic Disease Healthcare Association (the “CDHA”) and the Future Health Institute, a physician-led health education platform in Taiwan (“FHI”). Under this model, practicing clinicians define formulation requirements based on observations in their own patient populations, and the Company contributes product development, sourcing, quality oversight and commercialization. Each of the launched products carries the certification mark of the CDHA and a recommendation by the FHI. The products were launched after June 30, 2026 and did not contribute to revenue for the six months ended June 30, 2026. On August 25, 2026, the Company announced that a review article co-authored by members of its scientific team together with physicians associated with the CDHA, the FHI and the Department of Neurosurgery at Taipei Medical University Hospital, among others, had been published in Nutrients, an open-access journal published by MDPI (Nutrients 2026, 18(16), 2711). The Company intends for this model to be repeatable and to explore additional potential collaborations with other physicians and healthcare organizations.

Proposed merger with EG BioMed. On January 6, 2026, the Company announced that it had entered into a non-binding Memorandum of Understanding to merge with EG BioMed, a Taiwan company specializing in DNA methylation-based cancer diagnostics and AI-driven biomarker analytics. As of the issuance date of these financial statements, negotiations remain ongoing and no definitive agreements have been executed. The Memorandum of Understanding is non-binding, and there can be no assurance that the parties will enter into definitive agreements, obtain required approvals or consummate the merger on the terms contemplated, within any particular timeline or at all.

Binding Letter of Intent to acquire SSMC. On January 20, 2026, the Company entered into a binding Letter of Intent to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (“SSMC”), a Taiwan-based company focused on autologous dendritic cell/tumor antigen (ADCTA) immunocell therapies, including late-stage clinical assets for glioblastoma and other solid tumors, for total consideration of approximately NT$839,832,000 (approximately US$26.87 million), payable through a combination of newly issued Company shares and cash. Completion of the acquisition remains subject to satisfactory completion of due diligence, the corporate restructuring of SSMC, regulatory approvals and other customary conditions. As of the issuance date of these financial statements, negotiations remain ongoing and no definitive agreements have been executed. There can be no assurance that the acquisition will be consummated.

Strategic alliance with YC Biotech. On February 24, 2026, YD Bio USA entered into a Master Strategic Alliance Agreement with YC Biotech, under which YD Bio USA serves as YC Biotech’s exclusive U.S. agent and formal liaison with the FDA for regulatory projects, including Investigational New Drug, New Drug Application and Biologics License Application submissions and medical device filings, for YC Biotech’s contract research organization clients in Asia. YC Biotech is responsible for project acquisition, technical execution and preparation of submission documentation. The arrangement is intended to shift our regulatory advisory activity from a single-project basis toward a repeatable service platform; the extent to which it generates recurring revenue will depend on client demand and is uncertain. Revenue generated from these technical services provided was $66,642 for the six months ended June 30, 2026.

Launch of the EG Telehealth Platform. On March 31, 2026, the Company and EG BioMed launched the EG Telehealth Platform, a physician-directed telehealth platform supporting access to blood-based cancer testing services, initially enabling access across 44 U.S. states, plus Washington, D.C. and Guam, supported by a network of licensed physicians.

Expansion of laboratory licensure. EG BioMed US obtained out-of-state clinical laboratory licenses from Rhode Island on May 13, 2026 (covering the clinical genetics specialty), from Maryland on May 20, 2026 (covering the molecular genetics specialty) and from Pennsylvania on June 9, 2026 (covering the clinical chemistry and hematology categories) for its CLIA-certified, CAP-accredited laboratory in Bothell, Washington (CLIA #50D2316600). With these additions, that laboratory’s authorized multi-state operating footprint now extends to 47 U.S. states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa.

We view this activity primarily as early commercial validation and as a source of real-world molecular data.

5

Licensed LSC and exosome technologies. During the six months ended June 30, 2026, the Company completed key development and technology transfer milestones for its licensed LSC-derived exosome technologies, including exosome purification process development, characterization and specification validation, and nonclinical evaluation in animal studies. We plan to further advance the platform through the development of a scaled-up exosome raw material manufacturing process and the completion of three pilot production batches. Upon completion of these activities, the Company expects to be positioned to advance the development of products incorporating licensed LSC-derived exosome technologies.

Results of Operations

For the six months ended June 30, 2026, revenue increased by $0.6 million from $0.2 million for the six months ended June 30, 2025 to $0.8 million, change in fair value of warrant liabilities increased by $9.9 million from nil for the six months ended June 30, 2025 to $9.9 million, general and administrative expenses increased by $0.7 million from $1.2 million for the six months ended June 30, 2025 to $1.9 million, selling and marketing expenses increased by $0.5 million from $56,574 for the six months ended June 30, 2025 to $0.5 million, and research and development expenses increased by $0.3 million from $0.8 million for the six months ended June 30, 2025 to $1.1 million.

The increase in revenue was mainly due to the Company’s more proactive efforts in expanding business with existing clients for the six months ended June 30, 2026, enhancing its visibility and influence among clients, and securing several sizable orders.

The increase in general and administrative expenses, selling and marketing expenses and research and development expenses mainly resulted from staffing costs to expand our business, expenses related to two licensed patents and marketing expenses to promote the Company.

Six months ended June 30, 2026 and 2025

The following table presents the summarized financial information taken from our unaudited consolidated statements of operations for the six months ended June 30, 2026, compared with the six months ended June 30, 2025 (amounts in thousands):

	Six months ended June 30,
	2026	2025
Net revenue	$847	$204
Cost of revenue	(578)	(135)
Gross profit	269	69
General and administrative expenses	1,866	1,170
Selling and marketing expenses	518	57
Research and development expenses	1,114	791
Impairment of expected credit loss	5	4
Total operating expenses	3,503	2,022
Loss from operations	(3,234)	(1,953)
Other income, net	36	17
Interest income	51	18
Change in fair value of warrant liabilities	9,847	-
Total other income, net	9,934	35
(Loss) income before income tax	6,700	(1,918)
Income taxes benefit	-	2
Net (loss) income	$6,700	$(1,916)

6

Net Revenue

Revenue for the six months ended June 30, 2026 consisted of the following:

	Corporate Customers	Retail Customers	Total
Medical and related products	$239,498	$382	$239,880
Drugs	500,537	15,735	516,272
Beauty products	11,988	1,375	13,363
Service	66,642	-	66,642
Nutritional products	4,716	1,077	5,793
Supplements	3,498	1,053	4,551
Total	$826,879	$19,622	$846,501

Top five individual products by revenue for the six months ended June 30, 2026 are as follows:

Fetroja for Injection (Drugs)	$327,060
Keytruda Injection (Drugs)	55,426
Universal High-Speed Refrigerated Centrifuge (Medical and related products)	45,504
Lynparza (Drugs)	27,211
Imbruvica (Drugs)	26,544
Subtotal	$481,745

Revenue for the six months ended June 30, 2025 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$90,210	$—	$90,210
Medical and related products	75,966	32	75,998
Contact lenses	35,000	—	35,000
Nutritional products	2,368	—	2,368
Supplements	431	—	431
Total	$203,975	$32	$204,007

Top five individual products by revenue for the six months ended June 30, 2025:

Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	35,000
Pharmorubicin Injection (Drugs)	17,938
12-Lead Electrocardiograph (Medical and related products)	10,048
Solu-Medrol Injection (Drugs)	8,478
Subtotal	$113,967

7

Net revenue increased by $642,494 or 315% to $846,501 for the six months ended June 30, 2026, compared to $204,007 for the six months ended June 30, 2025. The top 5 individual products by revenue accounted for 57% of the total revenue during the six months ended June 30, 2026. This revenue growth was primarily attributed to increase in sales of drugs and medical and related products by $589,944, driven by the Company’s more proactive efforts in expanding business with existing clients during the six months ended June, 30 2026, enhancing its visibility and influence among clients, and securing several sizable orders, including a single order for Fetroja for Injection(a new product) amounting to $327,060 from the top client, which contributing 39% of the net revenue for the six months ended June 30, 2026..

Cost of Revenue

Cost of revenue increased by $443,059 or 328% to $578,271 for the six months ended June 30, 2026, compared to $135,212 for the six months ended June 30, 2025. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was primarily due to the increase in revenue of 315%. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to the relatively lower margins associated with a certain large sales order amounting to $327,060, accounting for 39% of the net revenue for the six months ended June 30, 2026.

Gross Profit

Gross Profit increased by $199,435 or 290% to $268,230 for the six months ended June 30, 2026, compared to $68,795 for the six months ended June 30, 2025. The change was primarily due to higher sales volumes.

Operating Expenses

For the six months ended June 30, 2026, our total operating expenses were approximately $3.5 million, reflecting an increase of $1.5 million compared to $2.0 million for the six months ended June 30, 2025. The increase was mainly caused by the increase of professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

Interest and Other Income, Net

For the six months ended June 30, 2026, other income, net increased by $18,611 or 108% to $35,916 compared to $17,305 for the six months ended June 30, 2025, due primarily to fluctuation in foreign exchange gains and losses.

For the six months ended June 30, 2026, interest income increased by $34,266 or 186% to $52,705 compared to $18,439 for the six months ended June 30, 2025.

Net (Loss) Income

For the six months ended June 30, 2026, the net income was $6.7 million compared to net loss of $1.9 million for the six months ended June 30, 2025. The increase in net income was mainly caused by the increase of change in fair value of warrant liabilities by $9.8 million, offset by increase in professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

8

Liquidity and Capital Resources

YD Bio has operated primarily as a development stage Company since its formation. YD Bio’s net loss increased by $1.2 million (excluding fair value changes of warrant liabilities) or 64% to $3.1 million for the six months ended June 30, 2026, compared to $1.9 million for the six months ended June 30, 2025, and an accumulated deficit of $10.2 million as of June 30, 2026 (excluding fair value changes of warrant liabilities).

YD Bio has historically funded operations through private equity offerings, related party debt and financial institution debt.

On August 28, 2025, the Company completed its business combination with Breeze pursuant to the Merger Agreement and Plan of Reorganization, dated September 24, 2024. Concurrently with the closing, YD Bio closed a private investment in public equity (“PIPE”) financing, securing $13.2 million in gross proceeds to support YD Bio’s liquidity and capital resources.

The Company also plans to seek additional equity or debt financings to meet projected working capital, operating, and capital expenditures.

We believe that these financing activities will allow YD Bio to meet both its operating and debt obligations in 2026. During 2026, the Company expects to require approximately $2.4 million to $2.7 million to support its operations on a consolidated basis, including its Taiwan operating subsidiary, U.S. subsidiary, and group-level management expenses. We expect our capital expenditures for 2026 to be in the range of $9 million to $10 million, primarily related to the acquisition of real estate and investments in production facilities. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecasted plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors. These conditions and Company’s recurring losses from operations raise substantial doubt about the Company’s ability to continue as a going concern for at least twelve months from the date of these interim financial statements are issued.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. YD Bio recognizes that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. As of June 30, 2026, YD Bio’s cash was $2.7 million compared to $6.0 million as of December 31, 2025. This decrease was primarily due to payment for professional and consultancy services fees of $0.7 million, research and development expenses of $1.2 million, staff cost of 1.2 million, payment for purchase of medical products of $ 0.9 million and prepayment for the purchase of office space and parking facilities of $0.5 million, offset by sales collection of $1 million and refund from EG BioMed of $0.3 million.

9

Cash Flows

The following table summarizes YD Bio’s cash flows for the period indicated (in thousands):

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(2,821)	$(2,162)
Net cash used in investing activities	(514)	(3)
Net cash provided by /(used in) financing activities	17	(561)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026, was $2.8 million, primarily related to YD Bio’s net loss for the period of $3.1 million (excluding non-cash fair value changes of warrant liabilities). The decrease in amount due to affiliates of $0.4 million contributed to a decrease in cash and offset by the decrease in amounts due from affiliates of $0.3 million and prepaid expense and other current assets of $0.5 million.

Net cash used in operating activities for the six months ended June 30, 2025, was $2.2 million, primarily related to YD Bio’s net loss for the year of $1.9 million and an increase in inventory of $0.3 million.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026, was $0.5 million, primarily related to prepayment for the purchase of office space and parking facilities of $0.5 million.

Net cash used in investing activities during the six months ended June 30, 2025, was $2,659, also driven by the acquisition of property, plant and equipment.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026, was $17,250, primarily related to proceeds from exercise of warrants.

Net cash used in financing activities for the six months ended June 30, 2025, was approximately $0.6 million, primarily related to the payment of offering cost related to business combination.

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Commitments and Contingencies

YD Bio’s commitments include our operating lease liabilities.

The following table summarizes our contractual obligations and other commitments for cash expenditures as of June 30, 2026, and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	Thereafter	Total
Operating lease liabilities	$5	$0	$—	$—	$—	$—	$3

Pursuant to the agreement entered into with 3D Global in June 2024 relating to the 3D Global Patent, YD Bio is obligated to pay up to $4 million when certain conditions and milestones are satisfied and completed by 3D Global. The Company has paid a total of $2,820,000 to 3D Global for the first through third stage of Development of LSC Cell Source, first through second stage of Establishment of LSC Master Cell Banks, first through second stage of Cell Stability Examination of LSC and first through second stage of Raw Material Development of LSC Exosomes for the six months ended June 30, 2026..

On September 17, 2025, Yong Ding Biopharm Co., Ltd (Subsidiary of YD Bio) entered into a pre-sale real estate contract for the purchase of office space and parking facilities located in Taipei City. The contract covers an office unit and four statutory parking spaces with a total contract price of US$8,890,625 (NT$284,500,000, converted at an exchange rate of approximately 32 NT$/US$).

As of June 30, 2026, the remaining balance of $6,934,062 (NT$221,890,000) is to be funded through a combination of internal cash reserves and a potential loan of up to US$ 7,112,500 (NT$ 227,600,000) through a designated financial institution.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Critical Accounting Policies and Estimate

The preparation of the unaudited consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of June 30, 2026, there were no critical accounting policies and estimates.

11

Exhibit 99.3

YD Bio Limited Reports Unaudited Financial Results for the Six Months Ended June 30, 2026

TAIPEI, Taiwan, Aug. 31, 2026 (GLOBE NEWSWIRE) -- YD Bio Limited (“YD Bio” or the “Company”) (Nasdaq: YDES), a biotechnology company advancing DNA methylation–based cancer detection technology and ophthalmologic innovations, today announced its financial results for the six months ended June 30, 2026.

Management Commentary

“The first half of 2026 marks a historic turning point for YD Bio, highlighted by our transition to bottom-line profitability and a remarkable 315% surge in top-line revenue,” said Dr. Ethan Shen, Chairman and CEO of YD Bio. “This explosive growth is the direct result of our proactive commercial strategies, which successfully expanded our volume footprint with existing customers and secured large-scale orders for key diagnostic and therapeutic assets. While our net income of $6.7 million was propelled by non-cash adjustments in the fair value of our warrant liabilities, our structural baseline has never been stronger. We have deliberately expanded our staffing, clinical research, and marketing investments to actively shift our multi-vertical healthcare platform from a pure asset-validation phase into an era of repeatable, cross-border commercial execution.”

Dr. Shen continued, “Looking ahead to the remainder of 2026, we are focused on aggressively managing our capital resources to address our operational runway while building sustainable long-term value. We are scaling up our authorized multi-state molecular laboratory network, advancing the newly launched cross-border clinical trial pilot in Canada, and accelerating our scaled-up exosome manufacturing batches. Furthermore, we have continued to invest heavily in our future by increasing our research and development expenses, specifically relating to two key licensed patents and know-how, which will form the foundation of our next-generation product offerings. Simultaneously, our team continues to carry out due diligence on major therapeutic and AI-driven business combinations. We are entering the second half of the year fully committed to executing our strategic pipeline, expanding patient access to early-stage molecular diagnostics, and systematically driving toward self-sustaining cash flow.”

YD Bio’s Six Months Ended June 30, 2026 Financial Results

Through the Company’s combined diagnostics platform, life science service infrastructure, licensed technology portfolio and healthcare commercialization capabilities, YD Bio seeks to develop a scalable operating model designed to support growth across multiple regulated healthcare segments. The following table presents selected summarized financial information taken from YD Bio’s unaudited consolidated statements of operations for the six months ended June 30, 2026 and 2025.

	Six months ended June 30,
In thousands USD, except percentage data, differences due to rounding	2026	2025	Variance %
Net revenue	$847	204	315%
Cost of revenue	(578)	(135)	328%
Gross profit	269	69	290%
General and administrative expenses	1,866	1,170	59%
Selling and marketing expenses	518	57	809%
Research and development expenses	1,114	791	41%
Impairment of expected credit loss	5	4	25%
Total operating expenses	3,503	2,023	73%
Loss from operations	(3,234)	(1,954)	66%
Other income, net	36	17	108%
Interest income	51	18	183%
Change in fair value of warrant liabilities	9,847	-	N/A
Total other income, net	9,934	35	28,283%
Income (loss) before income tax	6,700	(1,918)	N/A
Income taxes benefit	-	2	(100)%
Net income (loss)	$6,700	$(1,917)	N/A

Net Revenue

Net revenue increased by $642,494 or 315% to $846,501 for the six months ended June 30, 2026, compared to $204,007 for the six months ended June 30, 2025. The top 5 individual products by revenue accounted for 57% of the total revenue during the six months ended June 30, 2026. This revenue growth was primarily attributed to increase in sales of drugs and medical and related products by $589,944, driven by the Company’s more proactive efforts in expanding business with existing clients during the six months ended June 30, 2026, enhancing its visibility and influence among clients, and securing several sizable orders, including a single order for Fetroja for Injection (a new product) amounting to $327,060 from the top client, which contributed 39% of the net revenue for the six months ended June 30, 2026.

Top five individual products by revenue for the six months ended June 30, 2026:

Product	Revenue
Fetroja for Injection (Drugs)	$327,060
Keytruda Injection (Drugs)	$55,426
Universal High-Speed Refrigerated Centrifuge (Medical and related products)	$45,504
Lynparza (Drugs)	$27,211
Imbruvica (Drugs)	$26,544
Subtotal	$481,745

Top five individual products by revenue for the six months ended June 30, 2025:

Product	Revenue
Keytruda injection (Drugs)	$42,503
Exolens Hioxifilcon (Contact lenses)	$35,000
Pharmorubicin Injection (Drugs)	$17,938
12-Lead Electrocardiograph (Medical and related products)	$10,048
Solu-Medrol Injection (Drugs)	$8,478
Subtotal	$113,967

Cost of Revenue

Cost of revenue increased by $443,059 or 328% to $578,271 for the six months ended June 30, 2026, compared to $135,212 for the six months ended June 30, 2025. The cost of revenue consists primarily of purchase costs of products for resales. The increase in cost of revenue was higher than the increase of net revenue, which was primarily due to relatively lower margins associated with a certain large sales order amounting to $327,060, accounting for 39% of the net revenue for the six months ended June 30, 2026.

Supplier concentration for the six months ended June 30, 2026 included purchases from two suppliers, accounting for approximately 42.9% and 19.2% of purchases. While YD Bio actively manages relationships with suppliers and seeks to diversify its supplier base, a disruption in the supply of goods or services from a major supplier could have a material adverse effect on the Company’s operations and financial results.

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Gross Profit

Gross Profit increased by $199,435 or 290% to $268,230 for the six months ended June 30, 2026, compared to $68,795 for the six months ended June 30, 2025. The change was primarily due to higher sales volumes.

Operating Expenses

For the six months ended June 30, 2026, our total operating expenses were approximately $3.5 million, reflecting an increase of $1.5 million compared to $2.0 million for the six months ended June 30, 2025. The increase was mainly caused by the increase of professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company.

Net (Loss) Income

For the six months ended June 30, 2026, the net income was $6.7 million compared to net loss of $1.9 million for the six months ended June 30, 2025. The increase in net income was mainly caused by the increase of change in fair value of warrant liabilities by $9.8 million, offset by increase in professional and consultancy services fees of $0.1 million, the increase in research and development expenses by $0.3 million related to two licensed patents and know-how, by the $0.5 million increase in staff costs from the expansion of our business, and by the $0.4 million increase in selling and marketing expenses to promote the Company. Excluding non-cash fair value changes of warrant liabilities, the unadjusted operational net loss increased by $1.2 million or 64% to $3.1 million for the period.

Cash and Cash Equivalents

As of June 30, 2026, YD Bio’s cash was $2,662,004 compared to $6,007,615 as of December 31, 2025. This decrease was primarily due to payment for professional and consultancy services fees of $0.7 million, research and development expenses of $1.2 million, staff cost of 1.2 million, payment for purchase of medical products of $0.9 million and prepayment for the purchase of office space and parking facilities of $0.5 million, offset by sales collection of $1 million and a decrease in amount due from affiliates of $0.3 million.

YD Bio Major Developments

Physician-Partnership Initiatives

●	Launched a physician-partnership model in Taiwan on August 11 beginning with the collaboration with the Taiwan Chronic Disease Healthcare Association and the Future Health Institute, introducing two chrono-nutrition formulations and co-authoring a related peer-reviewed article in the journal Nutrients.

Therapeutics and Limbal Stem Cell Platform

●	Completed key development and technology transfer milestones for licensed LSC-derived exosome technologies, including exosome purification process development, characterization, specification validation, and nonclinical evaluation in animal studies.

●	Plans to advance the platform through the development of a scaled-up exosome raw material manufacturing process and the completion of three pilot production batches to position for future drug product development.

●	Disbursed a total of $2,820,000 under the patent agreement with 3D Global for stages spanning cell source development, cell banks establishment, stability examination, and raw material exosome development up to June 30, 2026.

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Diagnostics and Telehealth

●	Launched the online EG Telehealth Platform on March 31, 2026, in partnership with EG BioMed, introducing a physician-directed channel supporting access to blood-based multi-cancer tests.

●	Expanded the multi-state laboratory operating footprint of affiliate EG BioMed US Inc. to 47 states, plus Washington, D.C., Guam, the U.S. Virgin Islands, and American Samoa.

●	YD Bio and Numia Health have launched a six-month Canadian pilot evaluating cross-border, blood-based cancer detection. The project uses OkaiDx tests to process mobile-collected samples for up to 50 patients at a U.S. laboratory.

Strategic Expansions and Acquisitions

●	Announced a non-binding Memorandum of Understanding on January 6, 2026, to merge with EG BioMed to build out DNA methylation-based diagnostics and biomarker analytics.

●	Entered a binding Letter of Intent on January 20, 2026, to acquire 100% of the equity interests in Safe Save Medical Cell Sciences & Technology Co., Ltd. (SSMC) for total consideration of approximately NT$839,832,000 (approximately US$26.87 million).

●	Entered into a Master Strategic Alliance Agreement via subsidiary YD Bio USA on February 24, 2026, to act as the exclusive U.S. agent and FDA liaison for YC Biotech Co., Ltd.’s clients in Asia, generating $66,642 in revenues for the six months ended June 30, 2026.

About YD Bio Limited

YD Bio is a U.S.-anchored public biotechnology company building an integrated healthcare platform spanning regulated molecular diagnostics, clinical services, precision medicine, and life science commercialization. The Company operates DNA methylation–based oncology testing programs in the United States under a laboratory-developed test strategy and supports pharmaceutical and biotechnology partners through compliant life science distribution and clinical trial supply chain services. In addition, the Company maintains regulated ocular health commercialization operations and a consumer health distribution platform in Asia. For more information, visit ir.ydesgroup.com and follow the Company on Facebook, X, Threads, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s plans, objectives and expectations for its business, strategy, operations, financial condition, results of operations, liquidity, certain transactions, regulatory approvals and clinical trials are forward-looking statements. Forward-looking statements are not guarantees of future performance and can be identified by words such as “aim,” “intend,” “seek,” “believe,” “designed to,” “expects,” “anticipates,” “plans,” “may,” “could,” “will” and other similar expressions. The article described above is a narrative review of published literature; it reports no new experimental or clinical data and does not establish the clinical safety or efficacy of any product. Actual results may differ materially from those expressed or implied due to a variety of factors, including the company’s ability to execute its strategic plans and to complete and realize the anticipated benefits from certain transactions and partnerships; the company’s ability to build and manage growth; consumer demand and market acceptance; competition; regulatory and labeling requirements in Taiwan and other jurisdictions; currency exchange rates; geopolitical tensions and macroeconomic conditions; and other risks and uncertainties described in YD Bio’s filings with the U.S. Securities and Exchange Commission. The Company cautions investors not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements, except as required by law, and encourages investors to review the risk factors in its Annual Report on Form 20-F and other SEC filings.

For investor and media inquiries, please contact:

YD Bio Limited
Investor Relations
Email: investor@ydesgroup.com

WFS Investor Relations Inc.
Email: services@wfsir.com
Phone: +1 628 283 9214

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YD BIO LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2026	As of December 31, 2025
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,662,004	6,007,615
Accounts receivable, net	223,067	167,477
Due from affiliates	33,636	291,540
Inventories	1,892,355	1,879,542
Prepaid expenses and other current assets	780,309	1,324,016
TOTAL CURRENT ASSETS	5,591,371	9,670,190

Operating lease right-of-use assets, net	6,681	8,470
Property, plant and equipment, net	50,648	59,340
Intangible assets	2,473,692	2,609,739
Prepaid expenses, non-current	1,937,869	1,431,658
TOTAL ASSETS	10,060,261	13,779,397

LIABILITIES
CURRENT LIABILITIES
Due to affiliates	358,864	785,665
Operating lease liabilities, current	5,002	6,764
Accounts payable	371,594	413,290
Accrued expenses and other liabilities	333,411	437,859
TOTAL CURRENT LIABILITIES	1,068,871	1,643,578
Warrant Liabilities	4,517,421	14,991,482
TOTAL LIABILITIES	5,586,292	16,635,060

Commitments and contingencies

SHAREHOLDERS’ EQUITY (DEFICIT)
Common shares ($0.0001 par value, 500,000,000 shares authorized; 70,842,844 and 70,789,261 issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	7,084	7,079
Additional paid-in capital	7,862,430	7,161,681
Accumulated deficits	(3,537,862)	(10,238,359)
Accumulated other comprehensive income	142,317	213,936
Total shareholders’ equity (deficit)	4,473,969	(2,855,663)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,060,261	13,779,397

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YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME/(LOSS)

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Revenue	846,501	204,007
Cost of revenue	(578,271)	(135,212)
Gross profit	268,230	68,795

Operating expenses
General and administrative expenses	1,866,420	1,170,489
Selling and marketing expenses	518,147	56,574
Research and development expenses	1,113,766	791,456
Impairment of expected credit loss	4,553	4,108
Total operating expenses	3,502,886	2,022,627

Loss from operations	(3,234,656)	(1,953,832)

Other income
Other income, net	35,916	17,305
Interest income	52,705	18,439
Change in fair value of warrant liabilities	9,846,532	-
Total other income, net	9,935,153	35,744

Income (Loss) before income tax	6,700,497	(1,918,088)
Income tax benefit	-	1,507
Net income(loss)	6,700,497	(1,916,581)

Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustments	(71,619)	414,486
Other Comprehensive income (loss)	6,628,878	(1,502,095)

Basic and diluted net income (loss) per share	0.09	(0.03)
Basic and diluted weighted average number of shares outstanding	70,827,822	64,730,411

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YD BIO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)	6,700,497	(1,916,581)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Deferred tax liability	—	(1,510)
Depreciation expenses	8,477	8,043
Amortization	95,748	95,142
Impairment of expected credit loss	4,553	4,108
Loss on disposal of property and equipment	3,927	—
Lease expenses	10,139	19,187
Stock based compensation	60,000	—
Change in fair value of warrant liabilities	(9,846,532)	—
Changes in operating assets and liabilities
Accounts receivable	(60,143)	(9,928)
Inventories	(12,813)	(332,878)
Prepaid expense and other current assets	539,682	(157,138)
Due from affiliates	257,904	(45,316)
Accounts payable	(41,696)	9,308
Accrued expense and other liabilities	(104,448)	150,684
Amounts due to affiliates	(426,801)	23,621
Operating lease liabilities	(10,112)	(8,620)
Net cash used in operating activities	(2,821,618)	(2,161,878)
CASH FLOWS FROM INVESTING ACTIVITIES
Prepayments for real estate	(506,211)	—
Acquisition of property, plant and equipment	(8,069)	(2,659)
Net cash used in investing activities	(514,280)	(2,659)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of warrants	17,250	—
Payment of offering cost related to business combination	—	(561,207)
Net cash provided by (used in) financing activities	17,250	(561,207)

Effect of change in exchange rate	(26,963)	62,966

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,345,611)	(2,662,778)
Cash and cash equivalents, beginning of period	6,007,615	3,132,298
Cash and cash equivalents, end of period	2,662,004	469,520

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid	—	—
Interest paid	—	—

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